Filed by iCAD, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: iCAD, Inc.

Commission File No.: 333-287005

The following press release was publicly disseminated by iCAD, Inc. (the “Company”) on July 8, 2025 (the “Press Release”).

FOR IMMEDIATE RELEASE

iCAD Announces Proxy Advisory Firms ISS and Glass Lewis Recommend Stockholders Vote “FOR” Proposed Acquisition by RadNet, Inc.

Nashua, NH – July 8, 2025 – iCAD, Inc. (NASDAQ: ICAD) (“iCAD” or the “Company”), a global leader in clinically proven AI-powered cancer detection solutions, today announced that leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have each recommended that stockholders vote “FOR” the previously announced acquisition of the Company by RadNet, Inc. (“RadNet”) at the Company’s upcoming Special Meeting of Stockholders scheduled for July 14, 2025, at 9:00 a.m. ET to be held virtually at www.cstproxy.com/icad/sm2025.

As previously announced, iCAD entered into a definitive merger agreement under which RadNet will acquire iCAD in an all-stock transaction. The acquisition is structured to accelerate the deployment of iCAD’s ProFound AI® breast health solutions across RadNet’s DeepHealth portfolio, expanding access to early breast cancer detection.

ISS and Glass Lewis each reviewed the transaction and concluded that it is in the best interests of iCAD stockholders. Both firms cited the Board’s reasonable review of alternatives, the implied premium and the opportunity for iCAD stockholders to participate in the potential upside of the combined entity in their “FOR” recommendations1.

iCAD’s Board of Directors also unanimously recommends that stockholders vote “FOR” the merger, and all related matters to be voted upon at the Special Meeting. Stockholders of record as of May 16, 2025, are eligible to vote and may do as at any time prior to the Special Meeting. Voting instructions, including how to submit a proxy online, by phone, or mail, are included in the Proxy Statement.

If you have any questions about the Special Meeting or require assistance voting your shares, please contact iCAD’s proxy solicitor, Campaign Management, at 844-394-4517 or via email at info@campaign-mgmt.com.

1Permission to cite ISS and Glass Lewis was neither sought nor obtained.

ABOUT iCAD, Inc.

iCAD, Inc. (NASDAQ: ICAD) is a global leader on a mission to create a world where cancer can’t hide by providing clinically proven AI-powered solutions that enable medical providers to accurately and reliably detect cancer earlier and improve patient outcomes. Headquartered in Nashua, N.H., iCAD’s industry-leading ProFound Breast Health Suite provides AI-powered mammography analysis for breast cancer detection and density assessment. Used by thousands of providers serving millions of patients, ProFound is available in over 50 countries. In the last five years alone, iCAD estimates reading more than 40 million mammograms worldwide, with nearly 30% being tomosynthesis. For more information, including the latest in regulatory clearances, please visit www.icadmed.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet and iCAD, on May 6, 2025, RadNet filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended on May 19, 2025, that constitutes a prospectus of RadNet and also includes a definitive proxy statement of iCAD. The registration statement was declared effective by the SEC on May 21, 2025, and iCAD commenced mailing the proxy statement/prospectus to its stockholders on or about May 21, 2025. The proxy statement/prospectus filed with the SEC related to the proposed merger contains important information about RadNet, iCAD, and the proposed transaction, and related matters.

RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they contain, or will contain, as applicable, important information about the proposed transaction and related matters. Investors are able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus, and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s proxy solicitor, Campaign Management, at 844-394-4517 or via email at info@campaign-mgmt.com or Investor Relations by telephone at (603) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 28, 2025. Information about the directors and executive officers of iCAD is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 30, 2025. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, is, or will be, contained, as applicable, in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits.  Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD, and (13) risks specific to the Company, including: the willingness of patients to undergo mammography screening, whether mammography screening will be treated as an essential procedure, whether ProFound AI will improve reading efficiency, improve specificity and sensitivity, reduce false positives and otherwise prove to be more beneficial for patients and clinicians, the impact of supply and manufacturing constraints or difficulties on our ability to fulfill our orders, uncertainty of future sales levels, to defend itself in litigation matters, protection of patents and other proprietary rights, product market acceptance, possible technological obsolescence of products, increased competition, government regulation, changes in Medicare or other reimbursement policies, risks relating to our existing and future debt obligations, competitive factors, the effects of a decline in the economy or markets served by the Company. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

###

CONTACT:

Media Inquiries:
pr@icadmed.com

Investor Inquiries:

John Nesbett/Rosalyn Christian
IMS Investor Relations
icad@imsinvestorrelations.com

The following information was posted on the Company’s LinkedIn social media account on July 8, 2025.

Today iCAD announced that leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have each recommended that stockholders vote “FOR” the previously announced acquisition of the Company by RadNet, Inc. (“RadNet”) at the Company’s upcoming Special Meeting of Stockholders scheduled for July 14, 2025, at 9:00 a.m. ET to be held virtually at www.cstproxy.com/icad/sm2025.

As previously announced, iCAD entered into a definitive merger agreement under which RadNet will acquire iCAD in an all-stock transaction. The acquisition is structured to accelerate the deployment of iCAD’s ProFound AI® breast health solutions across RadNet’s DeepHealth portfolio, expanding access to early breast cancer detection.

Read full release: https://bit.ly/3Ifjn6Y

*Permission to cite ISS and Glass Lewis was neither sought nor obtained.

The following information was posted on the Company’s Facebook social media account on July 8, 2025.

Today iCAD announced that leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have each recommended that stockholders vote “FOR” the previously announced acquisition of the Company by RadNet, Inc. (“RadNet”) at the Company’s upcoming Special Meeting of Stockholders scheduled for July 14, 2025, at 9:00 a.m. ET to be held virtually at www.cstproxy.com/icad/sm2025.

As previously announced, iCAD entered into a definitive merger agreement under which RadNet will acquire iCAD in an all-stock transaction. The acquisition is structured to accelerate the deployment of iCAD’s ProFound AI® breast health solutions across RadNet’s DeepHealth portfolio, expanding access to early breast cancer detection.

Read full release: https://bit.ly/3Ifjn6Y

*Permission to cite ISS and Glass Lewis was neither sought nor obtained.

The following information was posted on the Company’s X/Twitter social media account on July 8, 2025.

Leading independent proxy advisory firms ISS and Glass, Lewis & Co. have each recommended that stockholders vote “FOR” the previously announced acquisition by RadNet, Inc. (“RadNet”) at the upcoming Special Meeting of Stockholders.

Read full release: https://bit.ly/3Ifjn6Y

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), on May 6, 2025, RadNet filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended on May 19, 2025, that constitutes a prospectus of RadNet and also included a proxy statement of iCAD. The registration statement was declared effective by the SEC on May 21, 2025 and iCAD commenced mailing the proxy statement/prospectus to its stockholders on or about May 21, 2025. The proxy statement/prospectus filed with the SEC related to the proposed merger contains important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they contain, or will contain, as applicable, important information about the proposed transaction and related matters. Investors are able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus, and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 28, 2025. Information about the directors and executive officers of iCAD is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 30, 2025. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, is, or will be, contained, as applicable, in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the expected closing date, the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.